WIPRO LIMITED

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035

India

March 3, 2015

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549
Attn:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant
Joyce Sweeney, Staff Accountant

Re:	Wipro Limited

Form 20-F for the Fiscal Year Ended March 31, 2014

Filed May 19, 2014

Form 6-K filed July 28, 2014

Form 6-K filed October 30, 2014

File No. 001-16139

Dear Ladies and Gentlemen:

Wipro Limited (“Wipro” or the “Company”) expresses its appreciation for your review of its Annual Report on Form 20-F for the fiscal year ended March 31, 2014, its Form 6-K for the quarter ended June 30, 2014 and its Form 6-K for the quarter ended September 30, 2014. Wipro submits this letter in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above referenced filings dated January 20, 2015. For the Staff’s convenience, the Company has reproduced the comments from the Staff in italics and the Company’s responses thereto are set forth below.

Form 6-K filed July 28, 2014

Exhibit 99.3

1.	We have reviewed your response to prior comment 2 and we are unable to concur with your assertion that the subject financial information need not be filed on Form 6-K. It appears that the financial information made public on your website may constitute material information to security holders that should be disclosed in a Form 6-K. Please tell us what consideration was given to determining whether the Condensed Consolidated Interim Financial Statements under IFRS provided on your web-site constitutes material additional information that should be provided to shareholders. Refer to General Instruction B of Form 6-K.

RESPONSE

After discussions with the Staff regarding this comment, we have agreed with the Staff to voluntarily furnish the Condensed Consolidated Interim Financial Statements under IFRS (the “Interim IFRS Financial Statements”) that are posted on our website on Form 6-K. While we respectfully advise the Staff that we do not believe that the Interim IFRS Financial Statements are required to be furnished under General Instruction B of Form 6-K, and we therefore make no statements regarding the materiality of the Interim IFRS Financial Statements, we will voluntarily furnish the Condensed Consolidated Interim Financial Statements under IFRS beginning with the quarter ended June 30, 2015.

Form 6-K filed October 30, 2014

Exhibit 99.3

2.	We note your response to prior comment 3 that the interim financial results have been audited by your statutory auditor and that the Exhibit reflects the financial information in the form and substance required by the Indian stock exchange. In future Forms 6-K, please modify the financial result’s “audited” title with clarifying language to indicate that these are statutorily audited statements.

RESPONSE

We acknowledge the Staff’s request and the title to our interim financial results in our most recently filed Form 6-K has an updated title to reflect that these are statutorily audited statements. We will continue to include this language in future Forms 6-K.

*****

In connection with the Company’s responses to the Staff’s comments on its filings, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wipro believes that the foregoing fairly responds to the Staff comment letter. Wipro is prepared to provide any additional information required by the Staff in connection with its review. Wipro respectfully requests an opportunity to discuss this response letter further with the Staff if, following its review of this information, the Staff does not concur with its views. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact the undersigned at +91-80-2844-0055 or the Company’s counsel, Raj S. Judge, at Wilson Sonsini Goodrich & Rosati, P.C., at 650-320-4688.

Yours sincerely,

Wipro Limited

/s/ Suresh C. Senapaty

Suresh C. Senapaty
Chief Financial Officer and Director

Cc: Raj S. Judge, Esq.